UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cape Coastal Trading Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

139330 10 4

(CUSIP Number)

Kwajo M. Sarfoh, Attorney at Law

2777 Allen Parkway

Suite 1000

Houston, Texas 77019

(713) 524-4110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kwajo M. Sarfoh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ghana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,428,406 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 1,428,406 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%

14	TYPE OF REPORTING PERSON* IN

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Cape Coastal Trading Corporation (the “Company”). The principal executive offices of the Company are located at 350 5th Avenue, Suite 3304, New York, NY 10018.

ITEM 2. Identity and Background

(a)-(c)     This Statement on Schedule 13D is being filed by Kwajo M. Sarfoh. Mr. Sarfoh’s business address is 350 5th Avenue, Suite 3304, New York, NY 10018. Mr. Sarfoh, is the President, Chief Executive Officer, Treasurer and Director of the Company.

(d)-(e)     During the last five years, Mr. Sarfoh: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Sarfoh is a citizen of Ghana.

ITEM 3. Source of Amount of Funds or Other Compensation

Mr. Sarfoh acquired 1,800,000 shares of the Company’s common stock in consideration for $2,539 of capital contributed by Mr. Sarfoh to the Company to fund general business operations. Mr. Sarfoh is also deemed to be the beneficial owner of 3,500 shares of common stock owned by his wife. Mr. Sarfoh transferred 375,094 to David M. Loev in consideration for a commitment to assist Mr. Sarfoh with certain recurring expenses of the Company during the Company’s development stage. As a result of these transactions, Mr. Sarfoh, directly and indirectly, beneficially owns an aggregate of 1,428,406 shares (or 62.1%) of the Company’s common stock.

ITEM 4. Purpose of Transaction

Mr.Sarfoh acquired the securities of the Company for investment purposes. Depending on general market and economic conditions affecting Cape Coastal Trading Corporation and other relevant factors, Mr. Sarfoh may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Sarfoh does not have any plans or proposals which relate to or result in:

(a)	the acquisition by any person of additional securities of Cape Coastal Trading Corporation, or the disposition of securities of Cape Coastal Trading Corporation;

(b)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cape Coastal Trading Corporation or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Cape Coastal Trading Corporation or any of its subsidiaries;

(d)	any change in the present board of directors or management of Cape Coastal Trading Corporation;

(e)	any material change in the present capitalization or dividend policy of Cape Coastal Trading Corporation;

(f)	any other material changes in Cape Coastal Trading Corporation’s business or corporate structure;

(g)

changes in Cape Coastal Trading Corporation’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Cape Coastal Trading Corporation by any person;

(h)

causing a class of securities of Cape Coastal Trading Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Cape Coastal Trading Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a)

Kwajo M. Sarfoh, directly and indirectly, beneficially owns an aggregate of 1,428,406 shares of common stock, $0.001 par value, of Cape Coastal Trading Corporation. The shares of common stock beneficially owned by Mr. Sarfoh constitute approximately 62.1% of the total number of shares of common stock of Cape Coastal Trading Corporation, based upon 2,300,375 shares of common stock outstanding as of November 9, 2004.

(b)	Mr. Sarfoh has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Sarfoh.

(c)	Mr. Sarfoh acquired the common stock as a result of the transactions discussed in ITEM 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Sarfoh.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

/S/ Kwajo M. Sarfoh —————————————— Kwajo M. Sarfoh